UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

STERLITE GOLD LTD.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
859735102
(CUSIP Number)
Deepak Kumar 16 Berkeley Street London W1J 8DZ United Kingdom +44 (0) 20 7499 5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859735102

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
VEDANTA RESOURCES PLC IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	146,039,658 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	146,039,658 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	146,039,658
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	55.0%
14.		Type of Reporting Person (See Instructions)	CORP

CUSIP No. 859735102

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
WELTER TRADING LIMITED IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	146,039,658 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	146,039,658 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	146,039,658
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	55.0%
14.		Type of Reporting Person (See Instructions)	CORP

CUSIP No. 859735102

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
VOLCAN INVESTMENTS LIMITED IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	146,039,658 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	146,039,658 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	146,039,658
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	55.0%
14.		Type of Reporting Person (See Instructions)	CORP

CUSIP No. 859735102

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
TWIN STAR INTERNATIONAL LIMITED IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	146,039,658 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	146,039,658 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	146,039,658
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	55.0%
14.		Type of Reporting Person (See Instructions)	CORP

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dwarka Prasad Agarwal IRS Identification No. : N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	146,039,658 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	146,039,658 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	146,039,658
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	55.0%
14.		Type of Reporting Person (See Instructions)	IN

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Anil Agarwal IRS Identification No. : N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Indian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	146,039,658 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	146,039,658 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	146,039,658
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	55.0%
14.		Type of Reporting Person (See Instructions)	IN

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Navin Agarwal IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Indian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	146,039,658 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	146,039,658 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	146,039,658
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	55.0%
14.		Type of Reporting Person (See Instructions)	IN

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Agnivesh Agarwal IRS Identification No.: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Indian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	146,039,658 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	146,039,658 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	146,039,658
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	55.0%
14.		Type of Reporting Person (See Instructions)	IN

Item 1.	Security and Issuer
Title of Class of Equity Securities:		Common Shares, without par value

Address of Issuer:	44 Hill Street, London, UK W1X 7FR

Item 2.	Identity and Background

(a)	Name:

1.	Vedanta Resources plc
2.	Welter Trading Limited
3.	Volcan Investments Limited
4.	Twin Star International Limited
5.	Dwarka Prasad Agarwal
6.	Anil Agarwal
7.	Navin Agarwal
8.	Agnivesh Agarwal

Please see Schedule A for the names and addresses of the directors and executive officers of the Reporting Persons who are not individuals.

(b)	Business or Residence Address:

1.	Vedanta Resources plc Attn: Deepak Kumar 16 Berkeley Street London, UK W1J 8DZ

2.	Welter Trading Limited Attn: Alexis Tsielpis 28 Oktovriou, 205 Louloupis Court, 1st Floor P.C. 3035, Limassol, Cyprus

3.	Vedanta Resources plc Attn: Deepak Kumar 16 Berkeley Street London, UK W1J 8DZ

4.	Welter Trading Limited Attn: Alexis Tsielpis 28 Oktovriou, 205 Louloupis Court, 1st Floor P.C. 3035, Limassol, Cyprus

5.	Volcan Investments Limited Attn: Mr. E. Isaac Collie Loyalist Plaza, Don Mackey Boulevard P.O. Box AB-20377 Marsh Harbour Island of Abaco Bahamas

6.	Twin Star International Limited Attn: Santanand Sooskie 10 Frère Felix de Valois Street Port Louis, Mauritius

7.	Dwarka Prasad Agarwal Vedanta House 75 Nehru Road, Vile Parle (E) Mumbai 400 099

8.	Anil Agarwal 16 Berkeley Street London W1J 8DZ, UK

9.	Navin Agarwal Vedanta House 75 Nehru Road, Vile Parle (E) Mumbai 400 099

10.	Agnivesh Agarwal Vedanta House 75 Nehru Road, Vile Parle (E) Mumbai 400 099

(c)          Principal Business or Present Principal Occupation or Employment and Name, Principal Business and Address of Employer:

1.	Vedanta Resources plc:	Diversified metals and mining
2.	Welter Trading Limited:	Holding company
3.	Volcan Investments Limited:	Holding company
4.	Twin Star International Limited:	Holding company

5.	Dwarka Prasad Agarwal
Principal occupation: Director
Volcan Investments Limited - Holding company

Loyalist Plaza, Don Mackey Boulevard

P.O. Box AB-20377

Marsh Harbour

Island of Abaco

Bahamas

6.	Anil Agarwal
Principal occupation: Executive Chairman of Vedanta Resources plc
Vedanta Resources plc - Diversified metals and mining
16 Berkeley Street
London W1J 8DZ, UK

7.	Navin Agarwal
Principal occupation: Deputy Chairman of Vedanta Resources plc
Vedanta Resources plc - Diversified metals and mining
16 Berkeley Street
London W1J 8DZ, UK

8.	Agnivesh Agarwal
Principal occupation: Director

Hindustan Zinc Limited - Mining and Metals
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai 400 099

Madras Aluminum Co. - Mining and Metals
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai 400 099

With respect to the Reporting Persons who are not individuals, please see Schedule A for the principal employment and the names and addresses of the employers of each of such Reporting Persons’ directors and executive officers.

(d) None of the Reporting Persons, nor, with respect to Vedanta Resources plc, Welter Trading Limited, Volcan Investments Limited or Twin Star International Limited, any of their respective directors or executive officers as set forth on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, none of the Reporting Persons, nor, with respect to Vedanta Resources plc, Welter Trading Limited, Volcan Investments Limited or Twin Star International Limited, any of their respective directors or executive officers as set forth on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, except that certain directors, officers and other insiders of Sterlite Gold Ltd., including Vedanta Resources plc, Volcan Investments Limited, Twin Star International Limited and Anil Agarwal were subject to management cease trade orders imposed by the Ontario Securities Commission which together covered the period from April 4, 2006 until May 5, 2006 as a result of Sterlite Gold Ltd.’s delay in filing its audited financial statements for the fiscal year ended December 31, 2005, related management’s discussion and analysis and annual information form for the year ended December 31, 2005.

(f)	Jurisdiction of Incorporation or Citizenship:

Vedanta Resources plc:	United Kingdom corporation
Welter Trading Limited:	Cyprus corporation
Volcan Investments Limited:	Bahamas corporation
Twin Star International Limited:	Mauritius corporation
Dwarka Prasad Agarwal:	United Kingdom
Anil Agarwal:	Indian
Navin Agarwal:	Indian
Agnivesh Agarwal:	Indian

Please see Schedule A for the citizenship of the directors and executive officers of the Reporting Persons who are not individuals.

Item 3.	Source and Amount of Funds or Other Consideration

On August 23, 2006, pursuant to a Share Purchase Agreement (the “Purchase Agreement”) dated June 12, 2006, Vedanta Resources plc (“Vedanta”), through its wholly-owned subsidiary, Welter Trading Limited (“Welter”), purchased all of the issued and outstanding shares of Twin Star International Limited (“Twin Star”) from Volcan Investments Limited (“Volcan”), the majority shareholder of Vedanta. Prior to and following consummation of the transactions described in the Purchase Agreement (the “Purchase”), Twin Star owned 146,039,658 shares (the “Shares”) of the issuer, Sterlite Gold Ltd. (“Sterlite Gold”). In accordance with the terms of the Purchase Agreement, Welter purchased Twin Star from Volcan for approximately CDN$37.68 million in cash, representing an imputed price of CDN$0.258 per underlying Common Share and as a result of the Purchase, each of Vedanta and Welter became the beneficial owners of the Shares. The funds for the purchase were comprised of working capital of Vedanta.

The foregoing description of the Purchase Agreement is a summary only and is qualified in its entirety by the full text of the Purchase Agreement filed as an exhibit hereto.

Item 4.	Purpose of Purchase

The Purchase was completed as part of Vedanta’s full cash offer for Sterlite Gold. On June 12, 2006, concurrently with the execution of the Purchase Agreement, Vedanta and Sterlite Gold entered into a Support Agreement (the “Support Agreement”) pursuant to which the parties agreed that Vedanta, either directly or through a wholly-owned subsidiary of Vedanta (the “Offeror”), would, in accordance with applicable securities laws and the terms and conditions of the Support Agreement, make an offer to all Sterlite Gold shareholders in Canada and such other jurisdictions as the Offeror may determine, to purchase all of the outstanding common shares of Sterlite Gold not owned at such time by the Offeror or any of its affiliates (including the other Reporting Persons).

A special committee (the “Independent Committee”) of the Board of Directors of Sterlite Gold was established to consider the proposed offer. The Independent Committee appointed an independent valuator, PricewaterhouseCoopers LLP, which delivered to the Independent Committee a written formal valuation with respect to the fair market value of the Sterlite Gold shares. Upon consideration of the proposed offer, the Independent Committee resolved that the offer is fair to the Sterlite Gold shareholders (other than the Offeror and its affiliates) and is advisable and in the best interests of Sterlite Gold and its shareholders and accordingly resolved to recommend to the Board of Directors of Sterlite Gold (the “Sterlite Gold Board”) that the Sterlite Gold Board recommend to shareholders that they tender their Sterlite Gold shares to the offer. The Sterlite Gold Board resolved to recommend to shareholders that they tender their Sterlite Gold shares in favour of the offer.

In accordance with the terms and conditions of the Support Agreement, Sterlite Gold agreed to prepare and make available, in accordance with applicable securities laws, sufficient copies of a directors’ circular relating to the offer, to cooperate with the Offeror to support the offer and to use its commercially reasonable efforts to permit the offer to be successful. If the Offeror acquires not less than 90% of the issued and outstanding shares of Sterlite Gold excluding Sterlite Gold shares held at the date of the offer by or on behalf of the Offeror or an affiliate or associate of the Offeror, it may, at its option, acquire the remainder of the Sterlite Gold shares from those shareholders who have not accepted the offer by way of compulsory acquisition pursuant to the Business Corporations Act (Yukon). If that statutory right of acquisition is not available or if the Offeror chooses not to avail itself of such right, the Offeror currently intends to pursue other means of acquiring the remaining Sterlite Gold shares, although it shall not be under an obligation to do so. Following the foregoing, it is the current intention of the Reporting Persons that Vedanta, Welter and Twin Star will each become the beneficial owners of all of the outstanding shares of Sterlite Gold by virtue of Vedanta’s 100% ownership of Welter, Welter’s 100% ownership of Twin Star and Twin Star’s 100% ownership of Sterlite Gold.

It is currently anticipated that following the consummation of the foregoing, Sterlite Gold intends to consider terminating its registration pursuant to Section 12(g) of the Securities Exchange Act of 1934 and intends to consider ceasing to be authorized to be quoted or publicly traded in the United States and in Canada.

Also in accordance with the terms of the Support Agreement, the parties intend that following the initial take up of and payment by the Offeror for the issued and outstanding Sterlite Gold shares validly deposited and not validly withdrawn under the offer, the Sterlite Gold Board shall be comprised of directors selected by the Offeror. Accordingly, the parties have agreed that the Offeror will be entitled to designate such number of members of the Sterlite Gold Board or any committee thereof, as is proportionate to the percentage of the outstanding Sterlite Gold shares owned by the Offeror and Sterlite Gold has agreed to cooperate with the Offeror to enable its designees to be elected or appointed to the Sterlite Gold Board or any committee thereof and to constitute a majority of the Sterlite Gold Board members, including, at the request of the Offeror, to increase the size of the Sterlite Gold Board, and/or to secure the resignation of such number of directors as is necessary to enable the Offeror’s designees to be elected or appointed to the Sterlite Gold Board based upon the required skills and experience and pursuant to Sterlite Gold’s normal nominations processes such that Vedanta Resources plc, through its group companies will exercise control over the financial and operating policy decisions of Sterlite Gold.

The foregoing description of the Support Agreement is a summary only and is qualified in its entirety by the full text of the Support Agreement filed as an exhibit hereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number of common shares to which this Schedule 13D relates is 146,039,658 shares, representing 55.0% of the 265,290,997 common shares of Sterlite Gold Ltd. outstanding as of August 24, 2006.

(b) As of the date hereof, Anil Agarwal, Navin Agarwal (each of whom is a director of Vedanta), Dwarka Prasad Agarwal and Agnivesh Agarwal, collectively, own or control, directly or indirectly all of the shares of Volcan, Vedanta’s 54% controlling shareholder. Vedanta is the 100% controlling shareholder of Welter and Welter is Twin Star’s 100% controlling shareholder. Twin Star owns 146,039,658 common shares of Sterlite Gold, representing 55% of the outstanding common shares of Sterlite Gold. Each of Anil Agarwal, Navin Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(c) See Items 3 and 4 above.

(d) See Items 3 and 4 above.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above.

Item 7.	Material to Be Filed as Exhibits
99.1.	Share Purchase Agreement dated June 12, 2006.

99.2.	Support Agreement dated June 12, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VEDANTA RESOURCES PLC By: /s/ Kuldip Kaura
Name: Kuldip Kaura Title: Chief Executive Officer

WELTER TRADING LIMITED /s/Ajay Paliwal
Name: Ajay Paliwal Title: Director

VOLCAN INVESTMENTS LIMITED /s/Dwarka Prasad Agarwal
Name: Dwarka Prasad Agarwal Title: Director

TWIN STAR INTERNATIONAL LIMITED /s/H.N. Maskara
Name: H.N. Maskara Title: Director

/s/Dwarka Prasad Agarwal
Dwarka Prasad Agarwal
/s/Agnivesh Agarwal
Agnivesh Agarwal
/s/ Navin Agarwal
Navin Agarwal
/s/ Anil Agarwal
Anil Agarwal

SCHEDULE A

2.                  Identity and Background of Directors and Executive Officers of Reporting Persons who are not individuals:

Vedanta Resources plc

Directors:	Naresh Chandra
Sector C-4/4053
Vasant Kuni
New Delhi 110 070, India
	Citizenship:	Indian
	Principal occupation:	Director
	Name and Address of Employer:	None

Aman Mehta
4/7 Shanti Niketan
New Delhi 110021, India
	Citizenship:	Indian
	Principal occupation:	Director
	Name and Address of Employer:	None

Shailendra Kumar Tamotia
N2/58 IRC Village, Nayapalli
Bhubaneshwar, India 751 015
	Citizenship:	Indian
	Principal occupation:	Director
	Name and Address of Employer:	None

Euan MacDonald
Suffolk House
Chiswick Mall
London, W4 2PR
	Citizenship:	United Kingdom
	Principal occupation:	Director
	Name and Address of Employer:	None

Anil Agarwal
16 Berkeley Street
London W1J 8DZ, UK
	Citizenship:	Indian
	Principal occupation:	Executive Chairman of Vedanta Resources plc
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Navin Agarwal
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai 400 099
	Citizenship:	Indian
	Principal occupation:	Deputy Chairman of Vedanta Resources plc

Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Kuldip Kaura
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai 400 099
Citizenship:	Indian
Principal occupation:	Chief Executive Officer of Vedanta Resources plc
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Executive Officers:

DD Jalan
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai 400 099
Citizenship:	Indian
Principal occupation:	Chief Financial Officer of Vedanta Resources plc
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Ajay Paliwal
16 Berkeley Street
London W1J 8DZ, UK
Citizenship:	United Kingdom
Principal occupation:	Deputy Chief Financial Officer
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Deepak Kumar
16 Berkeley Street
London W1J 8DZ, UK
Citizenship:	United Kingdom
Principal occupation:	Company Secretary
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Welter Trading Limited

Directors:	Alexis Tsielepis
Aisopou 12, Ayios Tychonas
P.C. 4521, Limassol, Cyprus

Citizenship:	Cyprus
Principal occupation:	Chartered accountant
Name and Address of Employer:	Costas Tsielepsis & Co. Chartered Accountant Firm 221 Chr Haggipavlou Street, Helios Court, 1st Floor P.C. 3036, Limassol, Cyprus

Ajay Paliwal
16 Berkeley Street
London W1J 8DZ, UK
Citizenship:	United Kingdom
Principal occupation:	Deputy Chief Financial Officer
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Popi Savva
Aigyptou, 38A Kapsalos,
P.C. 3087, Limassol, Cyprus
Citizenship:	Cyprus
Principal occupation:	Office Manager
Name and Address of Employer:	Costas Tsielepsis & Co. Chartered Accountant Firm 221 Chr Haggipavlou Street, Helios Court, 1st Floor P.C. 3036, Limassol, Cyprus

Executive Officers: NONE

Volcan Investments Limited

Directors:	ELCO (Trustee) Limited
Loyalist Plaza
Don Mackay Boulevard
P.O. Box No: AB – 20377
Marsh Harbour
Island of Abaco
Bahamas
	Principal business:	Investment holding
	Jurisdiction of Incorporation:	Bahamas

ELCO (Nominee) Limited
Loyalist Plaza
Don Mackay Boulevard
P.O. Box No: AB – 20377
Marsh Harbour
Island of Abaco
Bahamas
	Principal business:	Investment holding
	Jurisdiction of Incorporation:	Bahamas

Mr. Dwarka Prasad Agarwal
(D.P. Agarwal)
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai 400 099
	Citizenship:	United Kingdom
	Principal occupation:	Director
	Name and Address of Employer:	Volcan Investments Limited Loyalist Plaza, Don Mackey Boulevard P.O. Box AB-20377 Marsh Harbour Island of Abaco Bahamas

Executive Officers: NONE

Twin Star International Limited

Directors:	Uday Kumar Gujadhur
10 Frère Felix de Valois Street
Port Louis, Mauritius
	Citizenship:	Mauritius
	Principal occupation:	Director
	Name and Address of Employer:	Multiconsult Ltd. 10 Frère Felix de Valois Street Port Louis, Mauritius

Yuvraj Kumar Juwaheer
10 Frère Felix de Valois Street
Port Louis, Mauritius
	Citizenship:	Mauritius
	Principal occupation:	Director
	Name and Address of Employer:	Multiconsult Ltd. 10 Frère Felix de Valois Street Port Louis, Mauritius

Ajay Paliwal
16 Berkeley Street
London W1J 8DZ, UK
	Citizenship:	United Kingdom
	Principal occupation:	Deputy Chief Financial Officer
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Hare Narain Maskara
16 Berkeley Street
London W1J 8DZ, UK
	Citizenship:	United Kingdom
	Principal occupation:	Assistant Company Secretary
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London W1J 8DZ, UK

Executive Officers:	NONE